EXHIBIT 3.2(a)

Article III – Board of Directors

Section 2.   Number and Term. The board of directors shall consist of eight (8) members and shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected and qualified or until earlier resignation or removal. One class shall be elected by ballot annually. The size of the board of directors may be increased or decreased only by a two-thirds vote of the board of directors or by a vote of two-thirds of the shares eligible to be voted at a duly constituted meeting of stockholders called for such purpose.